UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Biocept, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

09072V 105

(CUSIP Number)

Bin Li

Ally Bridge LB Management Limited

Unit 3002-3004, 30th Floor

Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Hillel Cohn

Morrison & Foerster LLP

707 Wilshire Blvd.

Los Angeles, CA 90017

October 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09072V 105

1	NAME OF REPORTING PERSONS Ally Bridge LB Healthcare Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,362,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,362,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,362,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.60% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 1,681,000 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited and 1,681,000 shares of Common Stock issuable upon exercise of warrants held by Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 19,104,324 shares of Commons Stock, which is the total of (i) 17,423,324 shares of Common Stock stated by the Issuer in the final prospectus for its public offering dated October 14, 2016, Registration Number 333-213111, expected to be outstanding upon completion of the public offering; and (ii) 1,681,000 shares of Common Stock issuable upon exercise of warrants held by Ally Bridge LB Healthcare Master Fund Limited. The 1,681,000 shares of Common Stock currently held by Ally Bridge LB Healthcare Master Fund Limited represent approximately 9.65% of the 17,423,324 shares of Common Stock which the Reporting Persons understand to be outstanding following completion of the Issuer’s recent public offering.

CUSIP No.  09072V 105

1	NAME OF REPORTING PERSONS Ally Bridge LB Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,362,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,362,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,362,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.60% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 1,681,000 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited and 1,681,000 shares of Common Stock issuable upon exercise of warrants held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 19,104,324 shares of Commons Stock, which is the total of (i) 17,423,324 shares of Common Stock stated by the Issuer in the final prospectus for its public offering dated October 14, 2016, Registration Number 333-213111, expected to be outstanding upon completion of the public offering; and (ii) 1,681,000 shares of Common Stock issuable upon exercise of warrants held by Ally Bridge LB Healthcare Master Fund Limited. The 1,681,000 shares of Common Stock currently held by Ally Bridge LB Healthcare Master Fund Limited represent approximately 9.65% of the 17,423,324 shares of Common Stock which the Reporting Persons understand to be outstanding following completion of the Issuer’s recent public offering.

CUSIP No.  09072V 105

1	NAME OF REPORTING PERSONS Fan Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,362,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,362,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,362,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.60% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 1,681,000 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited and 1,681,000 shares of Common Stock issuable upon exercise of warrants held by Ally Bridge LB Healthcare Master Fund Limited. Mr. Yu is a director and shareholder of Ally Bridge LB Management Limited, which holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 19,104,324 shares of Commons Stock, which is the total of (i) 17,423,324 shares of Common Stock stated by the Issuer in the final prospectus for its public offering dated October 14, 2016, Registration Number 333-213111, expected to be outstanding upon completion of the public offering; and (ii) 1,681,000 shares of Common Stock issuable upon exercise of warrants held by Ally Bridge LB Healthcare Master Fund Limited. The 1,681,000 shares of Common Stock currently held by Ally Bridge LB Healthcare Master Fund Limited represent approximately 9.65% of the 17,423,324 shares of Common Stock which the Reporting Persons understand to be outstanding following completion of the Issuer’s recent public offering.

CUSIP No.  09072V 105

1	NAME OF REPORTING PERSONS Bin Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,362,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,362,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,362,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.60% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 1,681,000 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited and 1,681,000 shares of Common Stock issuable upon exercise of warrants held by Ally Bridge LB Healthcare Master Fund Limited. Mr. Li is a director and shareholder of Ally Bridge LB Management Limited, which holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 19,104,324 shares of Commons Stock, which is the total of (i) 17,423,324 shares of Common Stock stated by the Issuer in the final prospectus for its public offering dated October 14, 2016, Registration Number 333-213111, expected to be outstanding upon completion of the public offering; and (ii) 1,681,000 shares of Common Stock issuable upon exercise of warrants held by Ally Bridge LB Healthcare Master Fund Limited. The 1,681,000 shares of Common Stock currently held by Ally Bridge LB Healthcare Master Fund Limited represent approximately 9.65% of the 17,423,324 shares of Common Stock which the Reporting Persons understand to be outstanding following completion of the Issuer’s recent public offering.

CUSIP No.  09072V 105

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value US $0.0001 per share (the “Common Stock”), of Biocept, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 5810 Nancy Ridge Drive, San Diego, California 92121.

Item 2.	Identity and Background

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 7.01.

(a) This Schedule 13D is filed by (i) Ally Bridge LB Healthcare Master Fund Limited, a limited company incorporated under the laws of the Cayman Islands, (ii) Ally Bridge LB Management Limited, a limited company incorporated under the laws of the Cayman Islands, (iii) Mr. Fan Yu, a director and executive officer of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited and (iv) Mr. Bin Li, a director and executive officer of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited (Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited, Mr. Yu and Mr. Li collectively being referred to as the “Reporting Persons”).

Certain information of the directors and executive officers of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited is set forth on Schedule I attached hereto.

(b) The address of the principal business and principal office of each of the Reporting Persons is Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(c) The principal business of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited is the acquiring, holding, managing, supervising and disposing of investments in various businesses. Mr. Yu’s principal occupation is serving as the director of ABG Management Limited, a limited company incorporated under the laws of the Cayman Islands. Mr. Li’s principal occupation is serving as a director of Ally Bridge LB Healthcare Master Fund Limited.

(d) During the last five years, none of the Reporting Persons or any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons or any person named in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Yu is a citizen of the Hong Kong. Mr. Li is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On October 14, 2016, Ally Bridge LB Healthcare Master Fund Limited acquired, through a registered public offering, an aggregate of 1,681,000 shares of Common Stock and warrants to purchase an additional 1,681,000 shares of Common Stock of the Issuer. Each warrant has an exercise price of $1.10 per share, is immediately exercisable and will expire on the fifth anniversary of the original issuance date. The price per share and related warrant was $1.10. Ally Bridge LB Healthcare Master Fund Limited paid an aggregate purchase price of approximately $1,849,100. The purchase was funded from the working capital of Ally Bridge LB Healthcare Master Fund Limited.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the shares of Common Stock and warrants for investment purposes. The Reporting Persons may acquire additional shares of Common Stock or other securities of the Issuer convertible into Common Stock. In addition, the Reporting Persons may explore a potential business relationship with the Issuer. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment. The Reporting Persons may take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock or warrants which they now own or may hereafter acquire.

CUSIP No.  09072V 105

Item 5.	Interest in Securities of the Issuer

(a) The percentages used herein are calculated based upon 19,104,324 shares of Commons Stock, which is the total of (i) 17,423,324 shares of Common Stock stated by the Issuer in the final prospectus for its public offering dated October 14, 2016, Registration Number 333-213111, expected to be outstanding upon completion of the public offering; and (ii) 1,681,000 shares of Common Stock issuable upon exercise of warrants held by Ally Bridge LB Healthcare Master Fund Limited.

Ally Bridge LB Healthcare Master Fund Limited directly holds the 1,681,000 shares of Common Stock and the warrants to purchase 1,681,000 shares of Common Stock, representing approximately 17.60% of the shares of Common Stock stated by the Issuer in the final prospectus for its public offering expected to be outstanding upon completion of the public offering, together with the shares of Common Stock issuable upon exercise of warrants held by Ally Bridge LB Healthcare Master Fund Limited.

Ally Bridge LB Management Limited owns the sole voting share in Ally Bridge LB Healthcare Master Fund Limited. Mr. Fan Yu and Mr. Bin Li are the shareholders and directors of Ally Bridge LB Management Limited. Ally Bridge LB Management Limited, by virtue of it being the holder of sole voting share of Ally Bridge LB Healthcare Master Fund Limited, and each of Mr. Yu and Mr. Li, by virtue of being a shareholder and director of Ally Bridge LB Management Limited, may be deemed to have voting control and investment discretion over the securities held by Ally Bridge LB Healthcare Master Fund Limited. Each of Ally Bridge LB Management Limited, Mr. Yu and Mr. Li disclaims beneficial ownership of such securities and this Schedule 13D shall not be deemed an admission that any of them is the beneficial owner of, or has any pecuniary interest in, such securities for any purposes.

In addition, pursuant to Section 13(d)(3) of the Exchange Act, the Reporting Persons, the other Sponsors and certain of their respective affiliates may, on the basis of the facts described elsewhere herein, be considered to be a “group”.

(b) Ally Bridge LB Healthcare Master Fund Limited has the power to vote or direct the vote and to dispose or direct the disposition of 1,681,000 shares of Common Stock and the warrants to purchase 1,681,000 shares of Common Stock. Ally Bridge LB Management Limited may, by virtue of its or their ownership interest in Ally Bridge LB Healthcare Master Fund Limited, and each of Mr. Yu and Mr. Li, as a shareholder and director of Ally Bridge LB Management Limited, may be deemed to share with Ally Bridge LB Healthcare Master Fund Limited the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,681,000 shares of Common Stock and the warrants to purchase 1,681,000 shares of Common Stock. Each of Ally Bridge LB Management Limited, Mr. Yu and Mr. Li disclaims such power to vote or direct the vote or power to dispose or direct the disposition of such 1,681,000 shares of Common Stock and the warrants to purchase 1,681,000 shares of Common Stock for all other purposes.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 7.01, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated October 20, 2016, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 20, 2016

Ally Bridge LB Healthcare Master Fund Limited

By:	/s/ Bin Li
Name: Bin Li Title: Director

Ally Bridge LB Management Limited

By:	/s/ Bin Li
Name: Bin Li Title: Director

Fan Yu

/s/ Fan Yu

Bin Li

/s/ Bin Li

CUSIP No.  09072V 105

SCHEDULE I

Certain information of the directors and executive officers of Ally Bridge LB Healthcare Master Fund Limited is set forth below:

Name	Title	Principal Occupation	Citizenship	Principal Business Address
Fan Yu	Director and executive officer	Director of ABG Management Limited	Hong Kong	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong

Bin Li	Director and executive officer	Director of Ally Bridge LB Healthcare Master Fund Limited	United States	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong

Jian Xiao	Director	Partner at Morrison & Foerster	United States	922 Moreno Ave, Palo Alto, CA 94303 USA

Thomas Charles Boone	Director	Medical consultant	United States	2715 Kelly Knoll Lane, Newbury Park, CA 91320 USA

John Hong-Chiun Wang	Director	Executive officer of Ming Tong Industrial	Taiwan	Yihua Residence, 11th Floor, #36, Lane 286, Zhi Fu Road, Taipei 10466 Taiwan

Each of Mr. Fan Yu and Mr. Bin Li is also a director and executive officer of Ally Bridge LB Management Limited.